Exhibit 99.1

Qihoo 360 Reports First Quarter 2012 Unaudited Financial Results and Appoints Co-CFO

•      Record Revenues of $69.3 Million, up 202.1% Year-over-Year.

•      GAAP Net Income of $14.1 Million, vs. a Net Loss of $21.4 Million a Year Ago.

•      Record Non-GAAP Net Income of $25.7 Million, up 290.5% Year-over-Year.

BEIJING, May 22, 2012 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the first quarter ended March 31, 2012.

“We have once again outperformed the industry and our expectations, delivering another quarter of triple-digit year-over year growth in revenue and net income as well as outstanding performance across several key operating metrics,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.  “Monthly active users of our products and services grew to 411 million and our browsers’ user penetration rate reached a record 62% in the first quarter of 2012. We believe our success has been driven by our company-wide focus on product and technology innovation and maximizing customer satisfaction. As a leader in China’s Internet industry, we have demonstrated our ability to effectively execute our open platform strategy. We are confident that the product initiatives we launched earlier this year will substantially enhance our monetization capabilities in the coming quarters, despite the uncertainty in the Chinese economy and global markets,” concluded Mr. Zhou.

First Quarter Financial Highlights(1)

•              Revenues were $69.3 million, representing an increase of 202.1% from $22.9 million in the first quarter of 2011.

•              Net income attributable to Qihoo 360 was $14.1 million, compared to a net loss of $21.4 million in the first quarter of 2011.

•              Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $25.7 million, representing an increase of 290.5% from $6.6 million in the first quarter of 2011.

•              Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 were $0.12.

•              Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) were $0.21.

(1)  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

(2)  American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

Mr. Xiangdong Qi, President of Qihoo 360, added, “While the first quarter is seasonally soft across the industry, we achieved stronger than expected revenue growth and profitability. Our online advertising business outperformed the industry in a challenging macro environment, with a 177% year-over-year increase supported by our robust user activity growth on our Personal Start-up Page. Web game operations continued to gain momentum and strong user growth drove a 248% year-over-year increase in game revenue. As we continue to deliver solid results in the near term, we believe our proactive investments in product and technology on both the PC and mobile platforms will support sustainable growth and drive long-term shareholder value.”

First Quarter Operating Metrics

•              Total monthly active users of Qihoo 360’s products and services reached a record 411 million in March 2012, compared to 345 million in March 2011.

•              User penetration of Qihoo 360’s products was 93.4% in March 2012, compared to 86.7% in March 2011(3).

•              Monthly active users of Qihoo 360’s browsers were 273 million in March 2012, compared to 192 million in March 2011(3).

•              User penetration of Qihoo 360’s browsers reached a record 62% in March 2012, compared with 48% in March 2011(3).

•              Average daily unique visitors to the 360 Personalized Start-up Page and its sub-pages were 77 million in the first quarter of 2012, compared to 34 million in the first quarter of 2011.

•              Average daily clicks on Qihoo 360’s Personalized Start-up Page and its sub-pages were approximately 295 million in the first quarter of 2012, compared to 112 million in the first quarter of 2011.

First Quarter 2012 Results

Revenues

Revenues were $69.3 million, representing an increase of 202.1% from $22.9 million in the first quarter of 2011 and an increase of 11.2% from $62.3 million in the fourth quarter of 2011. The year-over-year and quarter-over-quarter increases in revenues were mainly due to continued robust growth in both online advertising and Internet value-added services.

Online advertising revenues were $45.4 million, up 176.6% from the same period last year and 1.4% from the prior quarter. The robust year-over-year growth was primarily driven by further market penetration of the Company’s key products, such as the 360 browsers and Personalized Start-up Pages, and increased user activity. The more modest quarter-over-quarter increase primarily reflected the seasonal impact of Chinese New Year.

Internet value-added service revenues, which are mainly derived from web game operations, were $20.9 million, up 240.1% from the same period last year and 21.9% from the prior quarter.  The strong year-over-year and sequential growth was mainly driven by solid growth of the Company’s game user base.

(3)  User and market penetration data is based on data from iResearch as of March 2012.

Cost of Revenues

Cost of revenues was $7.6 million, compared with $2.8 million in the first quarter of 2011 and $7.1 million in the fourth quarter of 2011, representing increases of 172.8% and 7.5%, respectively.

Operating Expenses

Operating expenses were $47.2 million, compared with $40.5 million in the first quarter of 2011 and $40.4 million in the fourth quarter of 2011. Operating expenses excluding share-based compensation (non-GAAP) were $35.5 million, compared with $12.4 million in the first quarter of 2011 and $31.2 million in the prior quarter. The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased personnel-related expenses as Qihoo 360 continued to strengthen its technology and product development capabilities.

Operating Income

Operating income was $14.4 million, compared with an operating loss of $20.2 million in the first quarter of 2011 and operating income of $14.8 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $26.1 million, compared with $7.8 million in the first quarter 2011 and $24.1 million in the prior quarter.

Operating margin was 20.9%, compared with -88.1% in the first quarter of 2011 and 23.8% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 37.7%, compared with 34.1% in the first quarter of 2011 and 38.6% in the prior quarter.

Net Income

Net income attributable to Qihoo 360 was $14.1 million, compared with a net loss of $21.4 million in the first quarter of 2011 and net income of $15.0 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was a record $25.7 million, compared with $6.6 million in the first quarter of 2011 and $24.3 million in the prior quarter, representing increases of 290.5% and 6.1%, respectively.

Net Margin

Net margin was 20.3%, compared with -93.5% in the same period last year, and 24.1% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 37.2%, compared with 28.8% in the same period last year and 38.9% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the first quarter of 2012 were $0.12, and diluted EPADS for the first quarter of 2012 excluding share-based compensation (non-GAAP) were $0.21. Both GAAP and non-GAAP weighted average ADS used in computing diluted EPADS were 121.5 million.

Cash Flows and Balance Sheet

Net cash provided by operations in the first quarter of 2012 was $25.8 million. As of March 31, 2012, the Company had cash and cash equivalents of $363.3 million.

Business Outlook

For the second quarter of 2012, the Company expects revenues to be between $72 million and $73 million, representing a year-over-year increase of 105% to 108%. These estimates give consideration to the impact of our offer of remote technical support services for free starting in April 2012. Such free offerings significantly extend Qihoo 360’s comprehensive free security solution, strengthen the Company’s core security position, and enhance user experiences and stickiness to Qihoo 360’s products and services.

Appointment of Co-CFO

In light of its significantly expanded business operations, Qihoo 360 has appointed Ms. Jue Yao as Co-CFO, alongside Mr. Alex Xu, effective immediately, to further enhance its financial reporting, internal control, strategic investment and investor relations capabilities. Ms. Jue Yao has been Qihoo 360’s vice president of finance since 2008 and served as its financial director from 2006 to 2008. Both Mr. Xu and Ms. Yao’s responsibilities will remain unchanged.

Other Event

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the U.S. Security and Exchange Commission on April 19, 2012. Upon request, the Company will provide a hard copy of its annual report, which contains its audited financial statements, free of charge to its shareholders and ADS holders. Requests should be directed to Qihoo 360, Attn: Annual Reports, Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 8:30 p.m. Eastern Time on May 22, 2012 (8:30 a.m. Beijing time on May 23, 2012).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

US Toll / International Dial In:	+1 718-354-1231

Hong Kong Dial In:	+852-2475-0994

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 p.m. Eastern Time on May 22, 2012 through 11:30 p.m. Eastern Time on May 29, 2012. The dial-in details for the replay are:

International Dial In:	+1 718-354-1232

US Toll Free Dial In:	+1 866-214-5335

Passcode:	80257519

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	March 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	343,731	363,264
Trading securities	231	285
Accounts receivable	16,741	20,865
Prepaid expenses and other current assets	12,808	10,538
Deferred tax assets – current	858	1,356
Total current assets	374,369	396,308
Property and equipment, net	16,665	21,391
Acquired intangible assets, net	7,854	7,569
Goodwill	4,580	4,578
Long-term investments	15,561	20,807
Other noncurrent assets	4,415	6,426
Deferred tax assets – noncurrent	514	386
TOTAL ASSETS	423,958	457,465

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,872 and $3,753 as of December 31, 2011 and March 31, 2012, respectively)	5,872	3,753
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,469 and $14,195 as of December 31, 2011 and March 31, 2012, respectively)	21,287	27,798
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,831 and $9,977 as of December 31, 2011 and March 31, 2012, respectively)	12,089	10,882
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,635 and $2,238 as of December 31, 2011 and March 31, 2012, respectively)	7,312	7,601
Total current liabilities	46,560	50,034
Deferred tax liabilities – noncurrent	507	492
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $286 and $286 as of December 31, 2011 and March 31, 2012, respectively)	286	286
Deferred income-noncurrent (including deferred income-noncurrent of the consolidated VIEs without recourse to Qihoo Technology Co. Ltd. of $1,589 and $4,340 as of December 31, 2011 and March 31, 2012, respectively)	5,113	7,376
TOTAL LIABILITIES	52,466	58,188
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	370,853	397,535
Noncontrolling interest	639	1,742
Total equity	371,492	399,277
TOTAL LIABILITIES AND EQUITY	423,958	457,465

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended
	March 31, 2011	December 31, 2011	March 31, 2012
Revenues:
Internet services	22,606	62,169	69,152
Sales of third party anti-virus software	323	152	124
Total revenues	22,929	62,321	69,276
Cost of revenues:
Internet services	2,701	7,042	7,583
Sales of third party anti-virus software	89	38	29
Total cost of revenues	2,790	7,080	7,612
Subsidy income	123	8	7
Operating expenses:
Selling and marketing	24,459	10,251	11,854
General and administrative	3,198	6,772	7,629
Product development(a)	12,815	23,392	27,742
Total operating expenses	40,472	40,415	47,225

(Loss) income from operations	(20,210)	14,834	14,446
Interest income, net	167	1,185	1,512
Other income (expense)	(2)	—	334
Exchange gain (loss)	102	2,719	(99)
Impairment loss on long-term investment	—	(902)	—
Change on fair value of trading securities	—	(63)	54
Gain on disposal of a subsidiary	—	—	3,566
(Loss) income before income tax expense and loss from equity method investment	(19,943)	17,773	19,813

Income tax expense	(1,461)	(3,028)	(5,043)
Loss from equity method investment	(47)	(392)	(680)

Net (loss) income	(21,451)	14,353	14,090

Less: Net (loss) income attributable to noncontrolling interest	(6)	(681)	24

Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	(21,445)	15,034	14,066

(a): From Q3 2011, the Company changed the “Research and development expenses” to “Product development expenses” in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using “Product development expenses” will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	March 31, 2011	March 31, 2012
Cash flows from operating activities:
Net (loss) income	(21,451)	14,090
Share-based compensation	28,039	11,683
Depreciation and amortization	555	2,046
Loss on equity method investment	47	680
Gain on disposal of a subsidiary	—	(3,566)
Unrealized holding loss (gain) on trading securities	—	(54)
Provision of allowance for doubtful accounts	16	81
Changes in operating assets and liabilities	(2,162)	848
Net cash provided by operating activities	5,044	25,808
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(1,772)	(5,877)
Payment for the purchase of other assets	(361)	(459)
Capital contribution for investments	—	(4,565)
Cash collected from sale of a subsidiary	—	4,141
Net cash used in investing activities	(2,133)	(6,760)

Cash flows from financing activities
Payment of initial public offering cost	(261)	—
Proceeds from exercise of stock option	—	512
Net cash (used in) provided by financing activities	(261)	512

Effect of exchange rate changes	301	(27)
INCREASE IN CASH	2,951	19,533
CASH, BEGINNING OF PERIOD	60,505	343,731
CASH, END OF PERIOD	63,456	363,264

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended March 31, 2011			Three Months Ended December 31, 2011			Three Months Ended March 31, 2012
	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$40,472	$(28,036)	$12,436	$40,415	$(9,219)	$31,196	$47,225	$(11,679)	$35,546

(Loss) income from operations	$(20,210)	$28,039	$7,829	$14,834	$9,226	$24,060	$14,446	$11,683	$26,129
Operating margin	-88.1%		34.1%	23.8%		38.6%	20.9%		37.7%

Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	$(21,445)	$28,039	$6,594	$15,034	$9,226	$24,260	$14,066	$11,683	$25,749
Net margin	-93.5%		28.8%	24.1%		38.9%	20.3%		37.2%
Diluted earnings per ADS	$(0.47)		$0.12	$0.13		$0.20	$0.12		$0.21

(b): Adjustment to exclude the share-based compensation expense of each period.